Exhibit 21.1
SUBSIDIARIES OF INDYMAC BANCORP, INC.

STATE OF INCORPORATION
SUBSIDIARY	OR ORGANIZATION	OWNERSHIP

IndyMac Bank, F.S.B. (dba: LoanWorks)	Federally Chartered	Indirect

Financial Freedom Senior Funding Corporation	Delaware	Indirect

IndyMac ABS, Inc.	Delaware	Indirect